Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13884
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603

The following information is being provided to Cameron and NATCO employees and is also available on the www.WelcometoCameron.com website.

Guidance Regarding Exchanges of Information and Strategic Planning Prior to Completion of the NATCO Merger into Cameron

The period between the signing and the closing of a transaction is a delicate period.  While NATCO and Cameron may plan for integrated operations after the closing, certain safeguards must be observed in order to ensure that competitively sensitive information is not exchanged and the parties continue to act as independent competitors unless and until the transaction closes.  This is THE MOST IMPORTANT point to bear in mind in all pre-closing activities involving NATCO and Cameron (including Petreco). The transfer of competitively sensitive information and the coordination of activities may lead to a violation of U.S. and/or foreign antitrust laws.  Please be aware that:

•
The antitrust laws forbid competitors from exchanging competitively sensitive information. The law requires that competitors compete, not cooperate, with one another. This is true regardless of a pending transaction.

•
There is particularly strong scrutiny of merging companies with respect to “jumping the gun” – acting like they are merged before they are in fact legally merged and/or exchanging competitively sensitive information prior to closing. The US Federal Trade Commission (FTC) and the Department of Justice (DOJ) investigate and prosecute cases involving pre-merger “gun-jumping.”

•
The penalties for “gun jumping” are severe. In many instances, FTC and the Department of Justice will seek to prevent or substantially delay the pending merger. In addition, substantial fines and/or criminal penalties may be assessed for unlawful competitor coordination, both on the two companies and the individuals involved.

The following guidelines should be followed without exception in order to reduce the potential for antitrust violations prior to the closing of the merger transaction.

What you can do:

Business Operations.  As general rules of thumb:

•	Cameron is free to internally plan and strategize about integration free of any involvement by NATCO.
•
Gun jumping problems occur when Cameron starts to implement its integration plans and its implementation affects or makes changes to NATCO’s business. That is to say, when Cameron reaches into NATCO’s business and begins prematurely to exercise control.

•
Cameron is free to make changes to its own business – for example, terminating or changing programs, shifting personnel, – in anticipation of closing, at its own risk should closing not occur, and free of any involvement by NATCO.

•
Some limited further information (see below) can be requested from NATCO by Cameron in order to facilitate Cameron’s pre-merger integration planning activities. Information that is competitively sensitive to NATCO should not be requested.

•	NATCO is free to operate its business subject only to whatever “ordinary course” covenants are set out in the merger agreement.

Integration Planning.  Subject to implementing appropriate safeguards and receiving advice from counsel (see below), Cameron and NATCO can discuss but NOT IMPLEMENT plans for integrating the businesses after closing and the pro-competitive benefits that will result.  For example, NATCO and Cameron can discuss but NOT IMPLEMENT the pursuit of more efficient business structures, the unification of complementary technical and managerial strengths, and the realization of scale economies by pooling the companies’ resources.  With regard to products and services, the companies’ representatives can discuss but NOT IMPLEMENT what products or services will be retained, dropped, or repositioned, what personnel will be retained, what vendors will be retained, how facilities will be rationalized, and what investments will be accelerated, postponed, or terminated.

NOT IMPLEMENTING means, among other things:

•	No changes to the NATCO’s business structure directed by Cameron in anticipation of merger.
•	No joint customer/distributor sales contacts in anticipation of the merger.
•	No “joint” or shared employees. Similarly, no employees detailed from one company to work as virtual employees of the other company. No direction of NATCO employees by Cameron employees.
•	No role by Cameron in NATCO’s product pricing, bid activity, strategic planning activity, and regulatory activities.

To the extent possible, people involved in pre-merger planning meetings should be more senior, strategic personnel, with less direct responsibility for day-to-day sales and marketing, bidding, or other competition-sensitive areas.

Each company should erect a “firewall” so that competitively sensitive information received from the other company is circulated only to the “need-to-know” group of managers directly involved in pre-merger integration planning.

Pre-merger integration planning meetings should have an agenda and approved in advance by legal counsel. Discussions between the companies should be limited to items on the approved agenda.

Examples of Specific Activities with Recommended Approaches
•
Customer bids, prices, pricing strategy: JOINT ACTIVITY IS NOT APPROPRIATE UNDER ANY CIRCUMSTANCES UNTIL AFTER THE MERGER CLOSES. Until the transaction closes, there should be no cooperation between the parties with respect to business opportunities or customers they are pursuing, bids they are asked to submit, or pricing or price strategies.

•	Orientation, “get acquainted” visits for Cameron or NATCO managers; factory tours: These are appropriate so long as no improper information is provided (see below).
•
Joint meetings, communications with key Cameron or NATCO customers or distributors:  These generally are not appropriate. Exceptions can be made in response to particular customer inquiries, or where the customer specifically requests joint approach. In almost all other cases, each individual company should attempt to handle the matter.

•
Discussions relating to practical integrative problems: Examples such as database integration and facilities integration are generally appropriate because of lower competitive sensitivity so long as: 1) competitively sensitive information is not exchanged; and 2) no action is taken to alter independent companies before transaction closes.

•
Significant capital investment or other commitments: The merger agreement between Cameron and NATCO sets out specific broad limitations in this regard. Further Cameron involvement in NATCO’s decisions in these areas is not appropriate.

•
HR issues: Job interviews, Contingent job offers, Anticipatory terminations: As a general matter, some integration planning on the HR side is permissible to facilitate the transition process: assessing likely redundancies, assessing “best of” likely overlapping employees, interviewing key managers. This is particularly true as the merger review enters its later stages and as closing appears more imminent and more likely. Ordinarily, though, NATCO may be reluctant to permit much scope for Cameron to speak with NATCO’s employees out of concern for productivity loss and distraction.

What you can’t do:

Restrictions on Sharing Customer Specific, Pricing and Other Strategic Information.  You should not exchange information that is customer specific, or current or forward looking information on prices, discounting, bidding, marketing, output, costs, supplies, business or strategic plans or trade secrets or other proprietary technology or data.  To the extent that historical economic or financial information must be exchanged, it should be for the limited purpose of completing confirmatory due diligence, approved by counsel and access to it should be limited to a “need-to-know” basis.  To reduce the risk that potentially competitively sensitive information will be used in violation of the antitrust laws, whenever possible, financial information provided by both companies’ auditors should be reviewed instead of specific financial data.  Any financial information that is obtained should not be shared with any business unit head or manager who has any power to alter or influence either NATCO’s or Petreco’s pricing system.

All non-public information exchanged should be distributed on a strictly “need-to-know” basis.  Any information that could be considered competitively sensitive information should not be distributed to every member of a division, nor should it be exchanged with departments that could use the information to fix prices, coordinate bidding, boycott suppliers, or otherwise use the information in a manner that could be seen as a restraint of trade.

No Coordination on Pricing, Purchasing or Other Joint Activities.  NATCO and Cameron must not begin to coordinate pricing or take part in joint purchasing activities.  While such activity would ease the administrative burden post-acquisition, the FTC and DOJ would consider such actions clear violations of the antitrust laws.  In addition, NATCO and Cameron should not enter into any agreements relating to joint operations, coordinated advertising, joint bidding, or other activities that could lead to the conclusion that the parties are either conspiring to restrain trade or are attempting to transfer beneficial ownership of NATCO to Cameron prior to the completion of the acquisition.

Continuation of NATCO’s Current Business.  NATCO should also not implement any elimination of programs, discontinuing of products, or services, or abandonment of plans for new facilities prior to closing.  NATCO should also not respond to demands that existing facilities be closed or shut down prior to closing.  While these actions are efficient and may benefit both companies after the closing, the antitrust agencies have taken the position that any “gun jumping” actions taken prior to closing that reduce NATCO’s ability to compete during the pre-acquisition period lessens competition as a whole and therefore violates US antitrust laws.  Cameron cannot force or mandate changes in NATCO’s business operations of any sort, no matter how trivial.

Do Not Discuss Plans for Future Acquisitions.  In addition, NATCO and Cameron should not come to any agreements with regard to either NATCO’s or Cameron’s specific plans for future acquisitions.  If specific questions arise regarding acquisitions, such as whether a particular acquisition might cause antitrust concerns in a market, these questions should be discussed with in-house counsel of your company or appropriate outside antitrust counsel (see contacts, below).

What to do if you don’t know what to do:

Both companies must continue to function as independent competitors in the market place, regardless of the impending transaction.  Should you have any questions, or if you are uncertain about whether a particular disclosure or agreement might run afoul of the antitrust laws, do not hesitate to contact any of the following.  In any event, WELL IN ADVANCE of any planned activity involving a meeting, communication, or contact of any sort between NATCO and Cameron for the purpose of pre-integration planning, please also check with any of the following.  They are your best source of information on what is permissible and what is not.

Cameron Employees:

Brent Baumann (713) 939-XXXX, brent.baumann@c-a-m.com
Integration Manager

James Kaleigh (202) 383-6821, kaleighj@howrey.com Paul Cuomo (202) 383-6547, cuomop@howrey.com

NATCO Employees:

Clay Platt, (713) 849-4392, cplatt@natco-us.com
NATCO Legal Department

Brad Weber, (214) 740-8497 or (202) 220-6954, bweber@lockelord.com
Outside Antitrust Counsel to NATCO

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties.  Cameron cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov.  Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron will file with the SEC a Registration Statement on Form S-4 and NATCO will file a proxy statement, which will be mailed to NATCO’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the S-4 and proxy statement (when available) and other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov. The S-4 and proxy statement (when it is available) and the other documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com  under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings”.

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO’s proxy statement when it is filed with the SEC. You can find information about NATCO’s executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO using the contact information above.

                                                 5